Exhibit 99.(a)(1)(O)

FOR IMMEDIATE RELEASE	CONTACTS:
Paul Merrild
Vice President, Marketing
617.779.7704
pmerrild@amicas.com

Kevin Burns
Senior Vice President and CFO
617.779.7855
kburns@amicas.com
AMICAS SUCCESSFULLY COMPLETES TENDER OFFER
FOR SHARES OF EMAGEON INC.
Boston, MA – April 2, 2009 – /PRNewswire/ — AMICAS, Inc. [NASDAQ: AMCS] a leader in radiology and medical image and information management solutions, today announced the successful completion of the tender offer by its wholly-owned subsidiary AMICAS Acquisition Corp. for shares of common stock of Emageon Inc. [NASDAQ: EMAG]. The tender offer expired at 12:00 midnight (Eastern Time) on Wednesday, April 1, 2009.
The depositary for the tender offer has advised AMICAS that shareholders of Emageon have tendered and not withdrawn a total of approximately 18,882,734 shares of Emageon common stock. These shares represent approximately 88 percent of the outstanding shares of Emageon. AMICAS Acquisition Corp. has accepted for payment all Emageon shares tendered in the offer.
AMICAS also announced that AMICAS Acquisition Corp. intends to exercise its “top-up” option in accordance with the previously announced merger agreement with Emageon. The exercise of the top-up option will allow AMICAS Acquisition Corp. to increase its share ownership percentage of Emageon through the purchase of newly-issued shares of Emageon common stock at the tender offer price. As a result, AMICAS Acquisition Corp. will own more than 90 percent of the outstanding shares of Emageon common stock and intends to effect a short-form merger as promptly as practicable, without the need for a meeting of Emageon shareholders. In the merger, AMICAS Acquisition Corp. will acquire all other Emageon shares (other than those as to which holders properly exercise dissenters’ rights) at the same $1.82 per share price, without interest and less any required withholding taxes, that was paid in the tender offer. As a result of the merger, Emageon will become a wholly-owned subsidiary of AMICAS and Emageon shares will cease to be traded on The NASDAQ Global Market.
About AMICAS, Inc.
AMICAS, Inc. (www.amicas.com) is a leader in radiology and medical image and information management solutions. The AMICAS One Suite™ of products provides a complete, end-to-end solution for imaging centers, ambulatory care facilities, and radiology practices. Acute care and hospital clients are provided with a fully integrated, hospital information system-independent PACS that features advanced enterprise workflow support and scalable design. Complementing the AMICAS solution suite is AMICAS Professional Services™, a set of client-centered professional and consulting services that assist our customers with a well-planned transition to a digital enterprise.